OMB APPROVAL
OMB Number:	3235-0697
Expires:	May 31, 2016
Estimated average burden
hours per response	480.61

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM SD

Specialized Disclosure Report

NORTHWEST PIPE COMPANY

(Exact name of registrant as specified in its charter)

OREGON	000-27140	93-0557988
(State or other jurisdiction Of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)
5721 SE Columbia Way, Suite 200 Vancouver, WA 98661
(Address of Principal Executive Offices)		(Zip Code)

Richard Baum

Senior Vice President, General Counsel and Corporate Secretary

360-397-6250

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act directed the SEC to adopt rules mandating issuers that are required to file reports pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to make specialized disclosures and conduct related diligence concerning specified minerals and their derivative metals determined by the U.S. government to be financing conflict in the Democratic Republic of Congo or adjoining countries. Under the SEC’s implementation of Section 1502, through the adoption of Section 13(p) of the Exchange Act and the promulgation of Rule 13p-1 thereunder, companies that manufacture or contract to manufacture products that contain “Conflict Minerals” (defined below) that are necessary to the product’s functionality or production must file this Form SD Specialized Disclosure Report on an annual basis with respect to each calendar year, beginning with the calendar year ended December 31, 2013. “Conflict Minerals” include columbite-tantalite (coltan), casserite, gold, wolframite, or their derivatives, which are limited to tin, tantalum and tungsten, or any other minerals or derivatives that the U.S. Secretary of State may designate in the future.

For the purposes of complying with this requirement, Northwest Pipe Company (the “Registrant”) has determined, based on the reasonable country of origin inquiry described below, that with respect to its necessary Conflict Minerals, it either (i) has no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or (ii) reasonably believes that such necessary conflict minerals came from recycled or scrap sources.

The Registrant, through its purchasing operations, conducted an inquiry in which it asked each of its suppliers to state (a) whether any of the materials they supplied to Registrant contained a Conflict Mineral and (b) if so, to provide a complete country of origin narrative stating the national origin of the Conflict Minerals used, including whether or not they were gathered from scrap or recycled origins. All inquiries were made in writing and accompanied by information regarding the reason for such inquiry. All suppliers were requested to respond in writing on company letterhead.

The results of this inquiry established that only two Conflict Mineral derivatives—niobium (a form of columbite-tantalite) and tin—are present in the materials used by the Registrant in its products. Certain of the Registrant’s suppliers indicated that such Conflict Minerals were included in the alloys purchased by the Registrant to fabricate its pipe products. Therefore the Conflict Minerals may be deemed necessary to the functionality or production of a product manufactured by the Registrant under the applicable regulations. Registrant does not directly purchase any Conflict Minerals.

The suppliers that indicated that they were supplying the Registrant with materials that may contain Conflict Minerals also represented to Registrant that the niobium or tin supplied to Registrant either (i) came from recycled or scrap sources, or (ii) originated in North or South America and did not originate in the Democratic Republic of the Congo or an adjoining country. Registrant has no reason to believe these representations are untrue given the facts and circumstances surrounding those representations.

http://www.nwpipe.com/.docs/pg/10138 is a link to our publicly available Internet website, which contains disclosure of the foregoing information.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Northwest Pipe Company

/s/ Richard Baum
By: Richard Baum	Date: June 2, 2014
Title: Senior Vice President, General Counsel and Corporate Secretary